UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hanmi Financial Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

410495105

(CUSIP Number)

November 16, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

_______________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410495105	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GWI Enterprise Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,552,499
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,552,499
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,499
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 410495105	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundo de Investimento em Acoes GWI Private Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	358,519
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	358,519
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON FI

CUSIP No. 410495105	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GWI Consultoria Participacoes e Servicos Ltda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	358,519
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	358,519
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON FI

CUSIP No. 410495105	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mu Hak You
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,911,018
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,911,018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,018
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 410495105	Page 6 of 11 Pages

Item 1(a).	Name of Issuer:
Hanmi Financial Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices:
3660 Wilshire Boulevard Penthouse Suite A Los Angeles, California
Item2(a).	Name of Persons Filing:
This Schedule 13G is being filed on behalf of the following persons:
(i) GWI Enterprise Ltd.
(ii) Fundo de Investimento em Acoes GWI Private Investimento no Exterior
(iii) GWI Consultoria Participacoes e Servicos Ltda
(iv) Mu Hak You
Item 2(b).	Address of Principal Business Office or, if none, Residence:
	(i)	GWI Enterprise Ltd. Kings Court, Bay Street P.O. Box N-3944 Nassau, Bahamas
	(ii)	Fundo de Investimento em Acoes GWI Private Investimento no Exterior Av. Presidente Wilson, no 231, 11[o] andar Rio de Janeiro - RJ - Brasil
	(iii)	GWI Consultoria Participacoes e Servicos Ltda Av. Brigadeiro Faria Lima, 3.900 6[o] andar CEP 04538-132 Sao Paulo - SP - Brazil
	(iv)	Mu Hak You c/o GWI Enterprise Ltd. Kings Court, Bay Street P.O. Box N-3944 Nassau, Bahamas
Item 2(c).	Citizenship:
	(i)	GWI Enterprise Ltd. is a corporation organized under the laws of The Commonwealth of The Bahamas.
	(ii)	Fundo de Investimento em Acoes GWI Private Investimento no Exterior is a fund organized under the laws of the Federative Republic of Brazil.
	(iii)	GWI Consultoria Participacoes e Servicos Ltda is a limited liability company organized under the laws of the Federative Republic of Brazil.
	(iv)	Mu Hak You is a citizen of the Republic of Korea.

CUSIP No. 410495105	Page 7 of 11 Pages

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001
Item2(e).	CUSIP Number:
410495105
Item 3.	If this Statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated based upon the shares issued and outstanding as of October 31, 2009 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2009.

(a)	Amount beneficially owned:

	GWI Enterprise Ltd.	3,552,499

	Fundo de Investimento em Acoes GWI Private Investimento no Exterior	358,519

	GWI Consultoria Participacoes e Servicos Ltda	358,519 Includes 358,519 shares directly owned by Fundo de Investimento em Acoes GWI Private Investimento no Exterior.

	Mu Hak You	3,911,018 Includes (i) 3,552,499 shares directly owned by GWI Enterprise Ltd. and (ii) 358,519 shares directly owned by Fundo de Investimento em Acoes GWI Private Investimento no Exterior.

CUSIP No. 410495105	Page 8 of 11 Pages

(b)	Percent of class:

GWI Enterprise Ltd.	6.9%

Fundo de Investimento em Acoes GWI Private Investimento no Exterior	0.7%

GWI Consultoria Participacoes e Servicos Ltda	0.7%

Mu Hak You	7.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

		GWI Enterprise Ltd.	0

		Fundo de Investimento em Acoes GWI Private Investimento no Exterior	0

		GWI Consultoria Participacoes e Servicos Ltda	0

		Mu Hak You	0

(ii)	Shared power to vote or to direct the vote:

	GWI Enterprise Ltd.	3,552,499

	Fundo de Investimento em Acoes GWI Private Investimento no Exterior	358,519

	GWI Consultoria Participacoes e Servicos Ltda	358,519

	Mu Hak You	3,911,018

CUSIP No. 410495105	Page 9 of 11 Pages

(iii)	Sole power to dispose or to direct the disposition of:

GWI Enterprise Ltd.	0

	Fundo de Investimento em Acoes GWI Private Investimento no Exterior	0

	GWI Consultoria Participacoes e Servicos Ltda	0

	Mu Hak You	0

(iv)	Shared power to dispose or to direct the disposition of:

	GWI Enterprise Ltd.	3,552,499

	Fundo de Investimento em Acoes GWI Private Investimento no Exterior	358,519

	GWI Consultoria Participacoes e Servicos Ltda	358,519

	Mu Hak You	3,911,018

Mr. Mu Hak You and GWI Consultoria Participacoes e Servicos Ltda do not directly own any shares of the Issuer. GWI Consultoria Participacoes e Servicos Ltda has investment and voting power with respect to the shares directly owned by Fundo de Investimento em Acoes GWI Private Investimento no Exterior. Mr. Mu Hak You beneficially owns 100% of GWI Enterprise Ltd., 99.99% of GWI Consultoria Participacoes e Servicos Ltda and 96.00% of Fundo de Investimento em Acoes GWI Private Investimento no Exterior, and serves as the Director of GWI Enterprise Ltd. and the Director of GWI Consultoria Participacoes e Servicos Ltda. Mr. Mu Hak You may be deemed to beneficially own the shares of the Issuer owned by GWI Enterprise Ltd., GWI Consultoria Participacoes e Servicos Ltda and Fundo de Investimento em Acoes GWI Private Investimento no Exterior. GWI Consultoria Participacoes e Servicos Ltda may be deemed to beneficially own the shares of the Issuer owned by Fundo de Investimento em Acoes GWI Private Investimento no Exterior.

CUSIP No. 410495105	Page 10 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 410495105	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25th, 2009

GWI ENTERPRISE LTD.

By:	/s/ Mu Hak You Name: Mu Hak You Title: Director

FUNDO DE INVESTIMENTO EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR

By:	BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A., as Administrator

By:	/s/ Alberto Elias Assayag Rocha	/s/ Paulo Andre Silva Oliveira
Name: Alberto Elias Assayag Rocha Title: Diretor	Paulo Andre Silva de Oliveira Procurador

GWI CONSULTORIA PARTICIPACOES E SERVICOS LTDA

By:	/s/ Mu Hak You Name: Mu Hak You Title: Director

/s/ Mu Hak You
MU HAK YOU

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) (the "Schedule 13G") with respect to the shares of Common Stock of Hanmi Financial Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of November 25th, 2009.

GWI ENTERPRISE LTD.

By:	/s/ Mu Hak You Name: Mu Hak You Title: Director

FUNDO DE INVESTIMENTO EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR

By:	BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A., as Administrator

By:	/s/ Alberto Elias Assayag Rocha	/s/ Paulo Andre Silva Oliveira
Name: Alberto Elias Assayag Rocha Title: Diretor	Paulo Andre Silva de Oliveira Procurador

GWI CONSULTORIA PARTICIPACOES E SERVICOS LTDA

By:	/s/ Mu Hak You Name: Mu Hak You Title: Director

/s/ Mu Hak You
MU HAK YOU